UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Skyline Champion Corpration
(Name of Issuer)

Common Stock, par value $0.0277 per share
(Title of Class of Securities)

830830105
(CUSIP Number)

 Ms. Susanne V. Clark
375 Park Avenue
New York, NY 10152
(212) 672-5000

With a copy to each of:

Craig Marcus
Zachary Blume
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199
(617) 951-7000

Caroline B. Gottschalk
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-3523

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,799,020

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,799,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,799,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 830830105	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners Strategic, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
331,554

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
331,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
331,554

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 830830105	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCP Champion Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
241,026

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
241,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
241,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 830830105	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,371,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,371,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,371,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 830830105	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,371,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,371,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,371,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 830830105	SCHEDULE 13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners SBS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,921

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 830830105	SCHEDULE 13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCP SBS GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,921

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 830830105	SCHEDULE 13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mark T. Gallogly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,461,521

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,461,521

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,461,521

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 830830105	SCHEDULE 13D	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey H. Aronson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,461,521

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,461,521

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,461,521

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

This Amendment No. 2 (this "Amendment No. 2") to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed on June 11, 2018 with the U.S. Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on August 8, 2018 (collectively, the "Schedule 13D") with respect to the shares of common stock, par value $0.0277 per share ("Common Stock"), of Skyline Champion Corporation (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:
(a) – (b) The percentages of Common Stock reported herein are based on 56,188,252 shares of Common Stock being outstanding upon completion of the offering described in Item 4 hereof, as disclosed by the Issuer in its prospectus on Form 424B4 filed with the Securities and Exchange Commission ("SEC") on July 30, 2018.
Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own Common Stock as follows:
 1.  Centerbridge Capital Partners, L.P.
a.  Amount beneficially owned: 9,799,020
b.  Percent of class: 17.4%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 9,799,020
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 9,799,020

CCP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its general partner, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCP.

2.  Centerbridge Capital Partners Strategic, L.P.
a.  Amount beneficially owned: 331,554
b.  Percent of class: 0.6%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 331,554
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 331,554

CCPS has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its general partner, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPS.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPS.
3.  CCP Champion Investors, LLC
a.  Amount beneficially owned: 241,026
b.  Percent of class: 0.4%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 241,026
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 241,026

CCPCI has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its manager, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPCI.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPCI.
4.  Centerbridge Associates, L.P. and Centerbridge Cayman GP Ltd.
a.  Amount beneficially owned: 10,371,600
b.  Percent of class: 18.5%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 10,371,600
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 10,371,600

Neither Centerbridge Associates nor Cayman GP directly owns any shares of Common Stock.  Centerbridge Associates, as general partner of CCP and CCPS, and as manager of CCPCI, has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by CCP, CCPS and CCPCI, which powers may also be exercised by Cayman GP, the general partner of Centerbridge Associates.  By reason of the provisions of Rule 13d-3 under the Act, Centerbridge Associates and Cayman GP may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP, CCPS and CCPCI.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCP, CCPS and CCPCI.
5.  Centerbridge Capital Partners SBS, L.P. and CCP SBS GP, LLC
a.  Amount beneficially owned: 89,921
b.  Percent of class: 0.2%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 89,921
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 89,921

SBS has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by SBS GP, its general partner.  SBS GP does not directly own any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, SBS GP may be deemed to beneficially own the shares of Common Stock beneficially owned by SBS.  However, none of the foregoing should be construed in and of itself as an admission by SBS GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, SBS GP expressly disclaims beneficial ownership of shares of Common Stock owned by SBS.
6.  Mark T. Gallogly and Jeffrey H. Aronson
a.  Amount beneficially owned: 10,461,521
b.  Percent of class: 18.6%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 10,461,521
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 10,461,521

Messrs. Gallogly and Aronson, indirectly, through various intermediate entities control each of the Centerbridge Funds.  Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by the Centerbridge Funds.  However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person.  In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock owned by any of the Centerbridge Funds.

By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and other Sponsors may be deemed to be members of a "group" (within the meaning of Rule 13d-5 under the Act) that beneficially owns an aggregate of 31,444,058 shares, or approximately 56.0%, of the outstanding shares of Common Stock.  However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and the other Sponsors are members of any such group.  Each of the other Sponsors is separately filing a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsors.
(c) On August 7, 2018, pursuant to that certain underwriting agreement dated August 2, 2018 (the "Underwriting Agreement") with the Centerbridge Funds and certain other Sponsors (the "Selling Shareholders") and certain other shareholders, the Issuer and Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC and Jefferies LLC (the "Underwriter Representatives"), the Underwriter Representatives exercised their 30-day option (the "Greenshoe Option") to purchase an additional 1,350,000 shares of Common Stock from the Selling Shareholders and certain other shareholders at the public offering price of $22.00 per share, less the underwriting discount of $1.21 per share, which such transaction closed on August 10, 2018.  In connection with the exercise of the Greenshoe Option, the Centerbridge Funds sold the following shares:

Reporting Person	Number of Shares Sold
Centerbridge Capital Partners, L.P.	404,980
Centerbridge Capital Partners Strategic, L.P.	13,703
CCP Champion Investors, LLC	9,961
Centerbridge Capital Partners SBS, L.P.	3,717

Except for the transactions described herein and in Amendment No. 1 to the Schedule 13D filed with the SEC on August 8, 2018, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 14, 2018

CENTERBRIDGE CAPITAL PARTNERS, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP CHAMPION INVESTORS, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P.

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

BY: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey h. Aronson

[Skyline Champion Corporation – Schedule 13D/A]